U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM 40-F/A

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

Valour Inc.

(Exact name of Registrant as specified in its charter)

Canada	7379	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number)

198 Davenport Road
Toronto, ON M5R 1J2
(Address and telephone number of Registrant’s principal executive offices)

Faegre Drinker Biddle & Reath LLP
200 Wells Fargo Center, 90 South Seventh Street
Minneapolis, Minnesota 55402, USA
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
Kenny Choi	Ben A. Stacke
Valour Inc. 198 Davenport Road Toronto, ON M5R 1J2	Faegre, Drinker, Biddle & Reath LLP 2200 Wells Fargo Center 90 South Seventh Street Minneapolis, MN 55424

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	DEFT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form                       ☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Sec.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
Yes ☐ No ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

On June 1, 2022, DeFi Technologies Inc. changed its name to Valour Inc. See Exhibits 99.217 and 99.218, below, for more information.

For the avoidance of doubt, the Company's wholly-owned subsidiary, while also named Valour Inc., remains a separate legal entity.

SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this registration statement, and the documents filed as exhibits hereto.  You should read carefully the entire document, including our financial statements and related notes and other exhibits, to understand our business, and the common shares which are being registered hereby.  You should pay special attention to the “Risk Factors” sections beginning on page 7 of this document. Unless the context otherwise requires, the terms “Valour,” the “Company”, “we” or “our” and similar references in this prospectus refer to Valour Inc., including its wholly owned subsidiaries.

Our Company

We are a publicly listed technology company on the OTCQB in the United States and the NEO Exchange in Canada that bridges the gap between traditional capital markets and decentralized finance through the development and listing of Exchange Traded Products (“ETPs”) through our Valour Asset Management business line, and by participating in decentralized blockchain networks by running nodes that contribute to network security and stability, governance, and transaction validation through our Valour Infrastructure business line. We also make various investments in tokens of decentralized finance companies in early-stage ventures through our Valour Ventures business line.

Valour Asset Management

We develop and list ETPs on regulated stock exchanges that synthetically track the value of a cryptocurrency or DeFi protocol token, or an index or basket thereof.  ETPs simplify the ability for retail and institutional investors to gain exposure to cryptocurrencies and decentralized finance as they remove the need to manage wallets, various logins, custody and other intricacies that are linked to managing a digital asset portfolio. Rather, retail and institutional investors can simply purchase the associated ETP with the cryptocurrency or DeFi protocol token they wish to gain exposure to through a bank or brokerage account with access to the relevant stock exchanges..

As of the date hereof, we have listed the following ETPs:

Name of ETP (Currency)	Exchange(s) Listed On	ISIN No.
Valour Bitcoin Zero (EUR)	Nordic Growth Market (the “NGM”), Borse Frankfurt Zertifikate AG (the “Frankfurt Exchange”), Euronext Amsterdam and Euronext Paris	CH0573883474
Valour Bitcoin Zero (SEK)	NGM	CH0585378661
Valour Ethereum Zero (EUR)	Frankfurt Exchange, Euronext Amsterdam and Euronext Paris	CH0585378752
Valour Ethereum Zero (SEK)	NGM	CH1104954362
Valour Cardano ETP (SEK)	NGM	CH1114178796
Valour Cardano ETP (EUR)	Frankfurt Exchange	CH1114178820
Valour Polkadot ETP (SEK)	NGM	CH1114178770
Valour Polkadot ETP (EUR)	Frankfurt Exchange	CH1114178812
Valour Solana ETP (SEK)	NGM	CH1114178762
Valour Uniswap ETP (EUR)	Frankfurt Exchange	CH1114178846
Valour Uniswap ETP (SEK)	NGM	CH1114178754
Valour Avalanche (AVAX) ETP (SEK)	NGM	CH1114178788
Valour Avalanche (AVAX) ETP (EUR)	Frankfurt Exchange	CH1149139615
Valour Terra (LUNA) ETP (EUR)	Frankfurt Exchange	CH1149139631
Valour Cosmos (ATOM) (EUR)	Frankfurt Exchange	CH1149139664
Valour Enjin (ENJ) (EUR)	Frankfurt Exchange	CH1149139656

As outlined in the table above, we are an issuer of ETPs that are listed on the NGM, Frankfurt Exchange, Euronext Amsterdam and Euronext Paris. We do not facilitate the sale of any of the ETPs directly, but rather these transactions occur via the stock exchanges that such ETPs are listed on and their respective member banks and brokers in transactions conducted in strict accordance with the relevant European securities laws and Regulation S under the Securities Act. For our Bitcoin Zero and Ethereum Zero products, we charge zero management fees and for all other products, a management fee of 1.9% applies. Our investors do not receive direct exposure to digital assets or ETPs, and activities related to our ETPs are operated exclusively outside of the United States solely through our wholly-owned subsidiary, Valour.

Our ETPs are issued under a base prospectus dated December 10, 2021 (the “Base Prospectus”), as supplemented by supplements or final terms from time to time for each ETP. The Base Prospectus has been approved by the SFSA, the Swedish financial authority, and is passport to be eligible in France, Germany, Italy, Austria, Belgium, Denmark, Finland, Luxembourg, Holland, Norway and Spain. We may also request the SFSA to notify the approval of the Base Prospectus to other European Economic Area (“EEA”) states in accordance with applicable prospectus regulations. The Base Prospectus is valid until December 10, 2022, after which a renewal will be required.

We do not buy, sell or trade digital assets on behalf of others or provide advice with respect to such activities. Instead, we buy and sell specific digital assets to hedge ETPs bought and sold as required under the respective Base Shelf Prospectus and Final Terms governing the particular ETP. Our policy is to hedge 100% of the market risk in the underlying asset. Hedging is done continuously and in direct correspondence to the issuance of ETPs to investors.  To generate revenue, we may lend or stake the digital assets that we purchase for hedging purposes. Such lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage of such digital assets may be lent or staked in order to mitigate risk, with all purchases and sales being conducted in accordance with our Lending and Staking Policy. We are able to demand the repayment of such loans and accrued interest can be terminated upon providing five day notice, and staked digital assets can be returned upon 1 day notice. As of December 31, 2021, the Company has staked or loaned select digital assets and fiat to borrowers at annual rates ranging from approximately 0.82% to 12.00%, which accrue interest on a monthly basis.

Valour Infrastructure

Our Valour Infrastructure business line participates in decentralized blockchain networks by running nodes that contribute to network security and stability, governance, and transaction validation. We act as an independent transaction validator for certain networks and in turn receive awards for each transaction that we validate on such network and for governance participation, such as voting on code changes or other upgrades to the network.

We currently run validator nodes for two blockchain networks, Shyft and Solana. These nodes are both managed via third party partners, the Shyft nodes being managed by Node Providers LLC and the Solana nodes by Coinbase Cloud Professional Services. We do not at this point in time conduct any governance services on behalf of or for the benefit of our customers, and we do not intend to offer governance services on behalf of or for the benefit of such customers for the foreseeable future. Further, the company does not currently offer any staking services to clients or partners, but rather stakes its own assets. A percentage of the Solana tokens held by us are therefore staked with our Solana validator node. No minimum amount of Solana tokens is required to run a Solana validator node and the network is open for anyone to participate as a node, should they have the necessary hardware and software requirements. Risks involved in staking include risk of slashing, risk of technical failure, and risk of loss of funds, for which reasons we have selected Coinbase Cloud Professional Services as our node infrastructure provider for Solana to enable staking from custody and over 99% uptime with a 24/7 technical team to maintain the necessary equipment.

Valour Venture

Our Valour Venture business is responsible for making equity investments or investments in tokens of decentralized finance companies in early-stage ventures. By virtue of being a public company in the cryptocurrency and decentralized finance industry, our advisors, directors, officers, employees and consultants are exposed to various investment opportunities in such industry. Prior to making any investments, management reviews the terms and conditions of the investments, the viability of the underlying company or project, whether such investment may further our other business lines and our internal resources.  Such equity or token investments are on our own behalf using our own treasury. As of December 31, 2021, we have invested a total of C$8.3 million in Valour Venture, representing approximately 1.8% of our total assets at such date. The Company’s investments are all passive and the Company does not have any active involvement in the management of the underlying businesses or projects.

Summary of Risk Factors

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors.” You should read these risks before you invest in our common stock. In particular, risks associated with our business include, but are not limited to, the following:

•	There are regulatory risks related to the cryptocurrency industry, and ongoing and future regulatory actions may materially alter our ability to operate;

•	Cryptocurrency exchanges and other trading venues are relatively new;

•	We face risks from our staking and lending of cryptocurrencies, DeFi protocol tokens and other digital assets;

•	There are material risks and uncertainties associated with custodians of digital assets;

•	Banks may cut off banking services to businesses that provide cryptocurrency-related services;

•	Cryptocurrencies are especially susceptible to the impacts of geopolitical events;

•	Our cryptocurrencies, DeFi protocol tokens and digital assets are subject to price volatility and inflation;

•	We may be adversely affected by fluctuations in the market price of cryptocurrencies and DeFi protocol tokens;

•	Further development and acceptance of cryptocurrencies is uncertain;

•	Cryptocurrency networks might not continue to be maintained;

•	There is the possibility that blockchain could be manipulated;

•	Our line of business makes us susceptible to security breaches;

•	We have no history of operating revenue or cash flow;

•	We may not have sufficient cash flow and funds in reserve;

•	We lack meaningful historical financial data due to our limited operating history; and

•	We will likely require additional financing.

EXPLANATORY NOTE - INTRODUCTORY INFORMATION

We are a Canadian issuer eligible to prepare and file this registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian multi-jurisdictional disclosure system. We are a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. We are filing this Form 40-F registration statement with the SEC to register its class of common shares under Section 12(b) of the Exchange Act.

FORWARD-LOOKING STATEMENTS

The Exhibits incorporated by reference into this registration statement contain forward-looking statements within the meaning of applicable securities laws that reflect management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would,” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results or events to differ materially from those anticipated or implied in such forward-looking statements, including, without limitation, those described in the Company’s Annual Information Form for the financial year ended December 31, 2020 filed as Exhibit 99.77 to this registration statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this registration statement should not be unduly relied upon. Our forward-looking statements contained in the Exhibits incorporated by reference into this registration statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this registration statement, we have not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor do we assume any obligation to update such forward-looking statements in the future. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

RISK FACTORS

Our business, operations, financial results and prospects are subject to the normal risks of our industry and are subject to various factors which are beyond our control. Certain of these risk factors are described below. The risks described below are not the only ones we are facing. Additional risks not currently known to us, or that we currently consider immaterial, may also adversely impact our business, operations, financial results or prospects, should any such other events occur.

Risks Relating to Our Business and Industry

There are regulatory risks related to the cryptocurrency industry, and ongoing and future regulatory actions may materially alter our ability to operate.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, our ability to continue to operate. The effect of any future regulatory change on us or on any cryptocurrency that we may invest in is impossible to predict, but such change could be adverse and substantial to both us and the space as a whole

While we do not have operations in the United States, we review development of the cryptocurrency regulatory environment in the United States on an ongoing basis due to the proximity of United States to Canada and our application to list our common shares on the Nasdaq Stock Market. In comparison to traditional securities or commodities markets, U.S. law and regulation remains thinly developed with respect to financial services provided to the cryptocurrency and crypto asset markets. Although recent years have seen some guidance emerge with respect to the question of whether a crypto asset constitutes a security for certain purposes under U.S. law, there remains little or no clear legal authority or established practice with respect to the application to crypto assets of concepts like staking and lending of cryptocurrency, fungibility, settlement, trade execution and reporting, collateralization rehypothecation, custody, repo, margin, restricted securities, short sales, bankruptcy and insolvency and many others. Some or all of these concepts may be needed for crypto-related marketplaces to continue to grow, mature and attract institutional participants; there can be no assurances that rules and practices for such concepts will develop in the United States in a manner that is timely, clear, favorable to us or compatible with other jurisdictions’ regimes in which we operate. Furthermore, to the extent we offer any of these financial services, emerging regulation or enforcement activity may have a material impact on our ability to continue providing such service thereby affecting our revenues and profitability as well as its reputation and resources.

Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation. On August 24, 2017 and June 11, 2018, the Canadian Securities Administrators published CSA Staff Notice 46-307 – Cryptocurrency Offerings and CSA Staff Notice 46- 308 – Securities Law Implications for Offerings of Tokens, respectively, each providing guidance on whether token offerings are subject to Canadian securities laws.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, similar actions by other governments may result in the restriction of the acquisition, ownership, holding, selling, use or trading of our common shares. Such a restriction could result in us liquidating our cryptocurrency investments at unfavorable prices and may adversely affect our shareholders.

Cryptocurrency exchanges and other trading venues are relatively new.

We and our affiliates manage our holdings of cryptocurrency, DeFi protocol tokens and other digital assets through cryptocurrency exchanges. In particular, we rely on cryptocurrency exchanges to be able to buy and sell the digital assets which our ETPs track. To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, in the past, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of these exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

We face risks related to our staking and lending of cryptocurrencies, DeFi protocol tokens and other digital assets.

We may stake or lend cryptocurrency assets to third parties, including our affiliates. In the event of a termination of the staking arrangement or loan, the counterparty is required to return the crypto assets to us; any gains or loss in the market price during the period would inure to us. In the event of the bankruptcy of the counterparty, we could experience delays in recovering our crypto assets. In addition, to the extent that the value of the crypto assets increases during the term of the loan, the value of the crypto assets may exceed the value of collateral provided to us, exposing us to credit risks with respect to the counterparty and potentially exposing us to a loss of the difference between the value of the crypto assets and the value of the collateral. If a counterparty defaults under its obligations with respect to a loan of crypto assets, including by failing to deliver additional collateral when required or by failing to return the crypto assets upon the termination of the loan, we may expend significant resources and incur significant expenses in connection with efforts to enforce the staking or loan agreement, which may ultimately be unsuccessful.

Furthermore, the Company and its affiliates may also pledge and grant security over its crypto assets to secure loans. In the event that the Company or its affiliates defaults under its obligations with respect to the loan, including failure to repay the principal amount of the loan or accrued interest, lenders may realize upon its security and take possession to such pledged crypto assets.

The crypto assets that we stake, loan or pledge to third parties include crypto assets held by us for the purposes of hedging our ETPs. We exposed to a potentially significant liquidity risk if, for example, the aggregate sale of ETPs exceed the quantum of uncommitted cryptocurrency available to us to satisfy such sale requests. A similar risk applies with respect to individual reserves of each type of cryptocurrency should the sale of ETPs, and correspondingly, the underlying cryptocurrency, exceed our available reserves.

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to certain regulatory obligations and may be required to register as an investment company under the Investment Company Act of 1940, as amended, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ether are securities (in their current form). Bitcoin and Ether are the only crypto assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other crypto asset. With respect to all other crypto assets, there is currently no certainty under the applicable legal test that such assets are not securities, and though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework (the “Finhub Framework”) for analyzing whether any given crypto asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets as “securities.” The classification of a crypto asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing of such assets.

Our current policy is to perform a legal analysis under the U.S. federal securities laws for each crypto asset comprising a material portion of our assets and each crypto asset tracked by our ETNs prior to listing such ETNs to determine whether such crypto asset is a security under the Investment Company Act. This assessment is based on comprehensive fact gathering and a legal analysis that is informed by the statutory definition of a security under the U.S. federal securities laws, Supreme Court decisions applying the definition of security (e.g., SEC v. W.J.Howey Co., 328 U.S. 293 (1946) (“Howey”), Reves v. Ernst & Young (1990)), other judicial decisions applying the definition of a security, including recent court rulings pertaining to crypto assets, the FinHub Framework, and factors articulated in public communications by representatives of the SEC, no-action letters, and enforcement actions.

To help facilitate our assessment of whether a crypto asset is more or less likely to be a security, we have also developed an analytical framework using a points-based rating system centered around factual questions designed to address each of the test factors articulated in Howey: (i) whether crypto purchasers invested money; (ii) in a common enterprise; (iii) with a reasonable expectation of profit; and (iv) based on the efforts of others. As advised by FinHub in the letter to the New York State Department of Financial Services on January 27, 2020 (the “FinHub Letter”), our assessment seeks to take into account federal securities laws, factors enumerated within the FinHub Framework, case law, and other guidance, as well as our deep understanding of digital asset technologies. Our framework recognizes that, in general, the more factors that are implicated, the greater the likelihood that a crypto asset may be classified as an investment contact. We also weigh factors which we believe are more important than others in that assessment, in order to generate a scaled score. We believe this approach allows us to more methodically apply and analyze facts consistently across different assets and across the same asset over time. As indicated in the FinHub Letter, we recognize that the use of our framework or other model industry or state based frameworks or whitelists has not been endorsed by the SEC or other regulatory authorities, and recognize that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination by us does not guarantee any conclusion under the U.S. federal securities laws. Further, our risk-based assessment is not binding on any regulator or court.

We do not currently intend to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). If certain crypto assets that form a part of our ETPs are determined to be crypto assets, we may be obligated to register as an investment company under the Investment Company Act, and we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

•	limitations on capital structure;
•	restrictions on specified investments;
•	prohibitions on transactions with affiliates; and
•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

As of March 31, 2022, approximately 10.2% of the value of our total unconsolidated assets, exclusive of cash items, consisted of securities as defined in Section 2(a)(36) of the Investment Company Act. Therefore, if as of March 31, 2022, an additional CA$137.2 million of our digital assets were considered  to be securities we would be considered an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act, as over 40% of our total unconsolidated assets, exclusive of cash items, would consist of securities.  As of March 31, 2022, our five largest digital asset holdings were as follows: Bitcoin - CA$116.4 million, Ethereum - CA$82.5 million, Solana - CA$54.4 million, Cardano - CA$53.0 million; and Polkadot - $31.0 million, with our sixth largest digital asset holding only representing CA$3.2 million in digital assets. Therefore, if Bitcoin and any of our four other large digital asset holdings were considered to be securities, or if numerous other combinations of our largest digital asset holdings were considered to be securities, then we would be required to register as an investment company pursuant to Section 3(a)(1)(C) of the Investment Company Act (based on our financial position as of March 31, 2022). Further, if it was determined that we hold ourselves out as being, or propose to be, primarily engaged in the business of investing, reinvesting or trading in securities, then we could be required to register as an investment company pursuant to Section 3(a)(1)(A) of the Investment Company Act.

Further, the classification of certain crypto assets as securities could draw negative publicity and a decline in the general acceptance of the crypto asset, which could have a negative effect on our ETPs that contain such crypto assets.

There are material risks and uncertainties associated with custodians of digital assets.

We have multiple custodians (or third-party “wallet providers”) to hold digital assets for our Valour Ventures business line as well as for digital assets underlying our ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. We could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. We may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the our execution of hedging ETPs, the value of our assets and the value of any investment in our common shares.

Banks may cut off banking services to businesses that provide cryptocurrency-related services.

Companies that provide cryptocurrency-related services have been unable to find banks that are willing to provide them with bank accounts and banking services. Similarly, companies have had their existing bank accounts closed by their banks. Banks may refuse to provide bank accounts and other banking services to cryptocurrency related companies or companies that accept cryptocurrencies for many reasons, such as perceived compliance risks or costs. The difficulty that many businesses that provide cryptocurrency-related services have and may continue to have in finding banks willing to provide them with bank accounts and other banking services may be currently decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies or could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks were to close the accounts of many or of a few key businesses providing cryptocurrency-related services. This could decrease the market prices of cryptocurrencies and adversely affect the value of our cryptocurrency inventory.

Most cryptocurrency transactions are irrevocable.

Bitcoin and most other cryptocurrency and DeFi protocol token transactions are irrevocable and stolen or incorrectly transferred cryptocurrencies or DeFi protocol tokens may be irretrievable. Such transactions are not reversible without the consent and active participation of the recipient of the transaction. Once a transaction has been verified and recorded in a block that is added to the Blockchain, an incorrect transfer of cryptocurrencies or a theft of cryptocurrencies generally will not be reversible and we may not be capable of seeking compensation for any such transfer or theft. To the extent that we are unable to seek a corrective transaction with the third party or are incapable of identifying the third party that has received our cryptocurrencies through error or theft, we will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. We will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

Cryptocurrencies are especially susceptible to the impacts of geopolitical events.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of our cryptocurrency holdings. The possibility of large-scale purchases of cryptocurrencies in times of crisis may have a short-term positive impact on the prices of same. Future geopolitical crises may erode investors’ confidence in the stability of cryptocurrencies and may impair their price performance which would, in turn, adversely affect our cryptocurrency holdings.

As an alternative to fiat currencies that are backed by central governments, cryptocurrencies are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Large-scale sales of cryptocurrencies would result in a reduction in their market prices and adversely affect our operations and profitability.

Our cryptocurrencies, DeFi protocol tokens and digital assets are subject to price volatility and inflation.

Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency and DeFi protocol token market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies and DeFi protocol tokens, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value of our cryptocurrency and DeFi protocol token inventory and thereby affect our shareholders.

The profitability of our operations will be significantly affected by changes in prices of cryptocurrencies, DeFi protocol tokens and other digital assets. Cryptocurrencies, DeFi protocol tokens and other digital assets prices are highly volatile, can fluctuate substantially and are affected by numerous factors beyond our control, including use of such cryptocurrencies, DeFi protocol tokens and other digital assets in the DeFi industry, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrencies, DeFi protocol tokens and other digital assets prices should decline and remain at low market levels for a sustained period, we could determine that it is not economically feasible to continue activities.

The price and trading volume of any crypto asset is subject to significant uncertainty and volatility, depending on several factors, including, but not limited to:

•	changes in liquidity, market-making volume, and trading activities;

•	investment and trading activities of highly active retail and institutional users, speculators, miners, and investors;

•	decreased user and investor confidence in crypto assets and crypto platforms;

•	negative publicity or events and unpredictable social media coverage or “trending” of crypto assets;

•	the ability for crypto assets to meet user and investor demands;

•	the functionality and utility of crypto assets and their associated ecosystems and networks;

•	consumer preferences and perceived value of crypto assets and crypto asset markets;

•	regulatory or legislative changes and updates affecting the cryptoeconomy;

•	the characterization of crypto assets under the laws of various jurisdictions around the world;

•	the maintenance, troubleshooting, and development of the blockchain networks;

•	the ability for crypto networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•	interruptions in service from or failures of major crypto platforms;

•	availability of an active derivatives market for various crypto assets;

•	availability of banking and payment services to support crypto-related projects;

•	level of interest rates and inflation;

•	national and international economic and political conditions;

•	global cryptocurrency supply;

•	changes in the software, software requirements or hardware requirements underlying a blockchain network;

•	competition for and among various cryptocurrencies; and

•	actual or perceived manipulation of the markets for cryptocurrencies.

We may be adversely affected by fluctuations in the market price of cryptocurrencies and DeFi protocol tokens.

As our ETPs track the market price of cryptocurrencies and DeFi protocol tokens, the value of our common shares are partially related to the value of such cryptocurrencies and DeFi protocol tokens, and fluctuations in the price of cryptocurrencies, DeFi protocol tokens and other digital assets could materially and adversely affect an investment in our common shares. Several factors may affect the price of cryptocurrencies, including: the total number of cryptocurrencies, DeFi protocol tokens and other digital assets in existence; global cryptocurrency, DeFi protocol token and other digital asset demand; global cryptocurrency, DeFi protocol token and other digital asset supply; investors’ expectations with respect to the rate of inflation of fiat currencies; investors’ expectations with respect to the rate of deflation of cryptocurrencies, DeFi protocol tokens and other digital assets; interest rates; currency exchange rates, including the rates at which cryptocurrencies, DeFi protocol tokens and other digital assets may be exchanged for fiat currencies; fiat currency withdrawal and deposit policies of cryptocurrency exchanges and liquidity of such cryptocurrency exchanges; interruptions in service from or failures of major cryptocurrency exchanges; Cyber theft of cryptocurrencies, DeFi protocol tokens and other digital assets from online wallet providers, or news of such theft from such providers or from individuals’ wallets; investment and trading activities of large investors; monetary policies of governments, trade restrictions, currency devaluations and revaluations; regulatory measures, if any, that restrict the use of cryptocurrencies, DeFi protocol tokens and other digital assets as a form of payment or the purchase of cryptocurrencies; the availability and popularity of businesses that provide cryptocurrencies, DeFi protocol tokens, other digital assets and blockchain-related services; the maintenance and development of the open-source software protocol of various cryptocurrency or DeFi protocol networks; increased competition from other forms of cryptocurrency or payments services; global or regional political, economic or financial events and situations; expectations among cryptocurrency, DeFi protocol token and other digital asset economy participants that the value of cryptocurrencies, DeFi protocol tokens and other digital assets will soon change; and fees associated with processing a cryptocurrency, DeFi protocol token or other digital asset transaction.

Cryptocurrencies, DeFi protocol tokens and other digital assets have historically experienced significant intraday and long-term price volatility. If cryptocurrency, DeFi protocol token and other digital asset markets continue to be subject to sharp fluctuations, shareholders may experience losses if they need to sell their common shares at a time when the price of cryptocurrencies, DeFi protocol tokens and other digital assets is lower than it was when they purchased their common shares. In addition, investors should be aware that there is no assurance that cryptocurrencies, DeFi protocol tokens and other digital assets will maintain their long-term value in terms of future purchasing power or that the acceptance of cryptocurrency, DeFi protocol token and other digital asset payments by mainstream retail merchants and commercial businesses will continue to grow.

Cryptocurrency networks might not continue to be maintained.

Many cryptocurrency networks, including the Bitcoin Network, operate based on an open-source protocol maintained by the core developers of such networks and other contributors. As such protocols are not sold and their uses do not generate revenues for its development team, the core developers are generally not compensated for maintaining and updating such network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop such networks and the core developers may lack the resources to adequately address emerging issues with such network protocol. Although the many networks, including the Bitcoin Network, is currently supported by the core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the such network protocol and the core developers and opensource contributors are unable to address the issues adequately or in a timely manner, such networks and our business may be adversely affected.

Miners may cease operations, which may have a material adverse effect on our business.

If the award of Bitcoins or other cryptocurrencies for solving blocks and transaction fees for recording transactions are not sufficiently high to incentivize miners in relevant networks, miners may cease expending processing power to solve blocks and confirmations of transactions on the Bitcoin Blockchain or other networks could be slowed. A reduction in the processing power expended by miners on the applicable blockchain network could increase the likelihood of a malicious actor or botnet obtaining control, which may have a material adverse affect on our business.

There is the possibility that blockchain could be manipulated.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains control of more than 50% of the processing power dedicated to mining on the Bitcoin Network, it may be able to alter or manipulate the Blockchain on which the Bitcoin Network and most Bitcoin transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new Bitcoins or transactions using such control. The malicious actor could “double-spend” its own Bitcoins (i.e., spend the same Bitcoins in more than one transaction) and prevent the confirmation of other users’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield its control of the processing power on the Bitcoin Network or the Bitcoin community did not reject the fraudulent blocks as malicious, reversing any changes made to the Blockchain may not be possible. To the extent that the Bitcoin ecosystem, including the core developers and the administrators of mining pools, do not act to ensure greater decentralization of Bitcoin mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin Network will increase.

Further development and acceptance of cryptocurrency and DeFi networks is uncertain.

The further development and acceptance of cryptocurrency and other cryptographic and algorithmic protocols governing the issuance of transactions in cryptocurrencies and DeFi protocol tokens, which represent a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of such networks may adversely affect the value of the corresponding cryptocurrencies and DeFi protocol tokens, and thus may adversely affect our operations. The factors affecting the further development of the industry, include, but are not limited to the following:

•	continued worldwide growth in the adoption and use of cryptocurrencies and DeFi;

•	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency and DeFi systems;

•	changes in consumer demographics and public tastes and preferences;

•	the maintenance and development of the open-source software protocol of relevant networks;

•	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

•	general economic conditions and the regulatory environment relating to digital assets and decentralized finance; and

•	negative consumer sentiment and perception of cryptocurrencies.

Currently, there is relatively small use of cryptocurrencies in the retail and commercial marketplace in comparison to relatively large use by speculators, thus contributing to price volatility that could adversely affect our operations, investment strategies, and profitability.

As relatively new products and technologies, cryptocurrencies have not been widely adopted, for example as a means of payment for goods and services, by major retail and commercial outlets. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short-term or long-term holding of cryptocurrencies. The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services or other direct use cases that may arise. A lack of expansion by cryptocurrencies into retail and commercial markets, or a contraction of such use, may result in increased volatility or a reduction in their market prices, either of which could adversely impact our operations, investment strategies, and profitability. Further, if fees increase for recording transactions in the applicable blockchain, demand for cryptocurrencies may be reduced and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in price of the cryptocurrencies.

Our line of business makes us susceptible to security breaches.

As with any other computer code, flaws in cryptocurrency and DeFi protocol source code have been exposed by certain malicious actors. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrencies and / or DeFi protocol tokens can occur.

Security breaches, computer malware and computer hacking attacks have been a prevalent concern in the Bitcoin and other cryptocurrency exchange market since the launch of the Bitcoin Network. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our assets. Any breach of our infrastructure could result in damage to our reputation and have a material adverse effect on our business. Furthermore, we believe that if our assets grow, we may become a more appealing target for security threats, such as hackers and malware.

Any security procedures implemented cannot guarantee the prevention of any loss due to a security breach, software defect or act of God that may be borne by us. Our security procedures and operational infrastructure may be breached due to the actions of outside parties, error or malfeasance of one of our employees or otherwise, and, as a result, an unauthorized party may obtain access to our cryptocurrency account, private keys, data or cryptocurrencies. Additionally, outside parties may attempt to fraudulently induce our employees to disclose sensitive information to gain access to our infrastructure. As the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, or may be designed to remain dormant until a predetermined event, and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of one of our accounts occurs, the market perception of our effectiveness could be harmed.

As technological change occurs, the security threats to our cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. Our ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of our cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that we are unable to identify and mitigate or stop new security threats, our cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

Fluctuations in share price of public companies we invest in could adversely affect us.

Our investments in securities of public companies are subject to volatility in the share prices of such companies. There can be no assurance that an active trading market for any of the subject shares is sustainable. The trading prices of the subject shares could be subject to wide fluctuations in response to various factors beyond our control, including quarterly variations in the subject companies’ results of operations, changes in earnings, results of exploration and development activities, estimates by analysts, conditions in the technological and cryptocurrency industries and general market or economic conditions. In recent years equity markets have experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on market prices, often unrelated to the operating performance of the specific companies. Such market fluctuations could adversely affect the market price of our investments.

Our investments in private issuers or projects may create liquidity risks.

Through our Valour Ventures business line, we invest in securities and/or digital assets of private issuers or projects. These may be subject to trading restrictions, including hold periods, and there may not be any market for such securities or digital assets. These limitations may impair our ability to react quickly to market conditions or negotiate the most favourable terms for exiting such investments. Investments in private issuers or project are subject to a relatively high degree of risk. There can be no assurance that a public market will develop for any of our private investments, or that we will otherwise be able to realize a return on such investments.

The value attributed to securities and/or digital assets of private issuers or projects will be the cost thereof, subject to adjustment in limited circumstances, and therefore may not reflect the amount for which they can be sold. Because valuations, and in particular valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and may be based on estimates, determinations of fair value may differ materially from the values that would have resulted if a ready market had existed for the investments.

We may also invest in illiquid securities of public issuers. A considerable period may elapse between the time a decision is made to sell such securities and the time we are able to do so, and the value of such securities could decline during such period. Illiquid investments are subject to various risks, particularly the risk that we will be unable to realize our investment objectives by sale or other disposition at attractive prices or otherwise be unable to complete any exit strategy. In some cases, we may be prohibited by contract or by law from selling such securities for a period or otherwise be restricted from disposing of such securities. Furthermore, the types of investments made may require a substantial length of time to liquidate.

We may also make direct investments in publicly traded securities that have low trading volumes. Accordingly, it may be difficult to make trades in these securities without adversely affecting the price of such securities.

Risks Relating to Our Limited Operating History, Financial Position, Capital Requirements and Management Team

We have no history of operating revenue or cash flow.

We are dependent on financings and future cash flows to meet our obligations. The future performance of the business and the ability of our subsidiaries to provide the us with payments may be constrained by factors such as, among others: success of our corporate strategy, economic downturns; technological and regulatory changes; the cash flows generated by operations, investment activities and financing activities; and the level of taxation, particularly corporate profits and withholding taxes. If we are unable to generate sufficient cash from operations, we may be required to incur indebtedness, raise funds in a public or private equity or debt offering, or sell some or all of our assets. There can be no assurance that any such financing will be available on satisfactory terms or that it will be sufficient.

We may be subject to limitations on the repatriation of earnings in each of the countries where we, including our investee companies, do business. In particular, there may be significant withholding taxes applicable to the repatriation of funds from foreign countries to Canada. There can be no assurance that changes in regulations, including tax treaties, in and among the relevant countries where we or our investee companies do business will not take place, and if such changes occur, they may adversely impact our ability to receive sufficient cash payments from our subsidiaries.

We may not have sufficient cash flow and funds in reserve.

Our cash flow and funds in reserve may not be sufficient to fund our ongoing activities at all times and from time to time and we may require additional financing to carry out our activities. In addition, the we may incur major unanticipated liabilities or expenses. Although we have been successful in the past in financing our activities, there can be no assurance that we will be able to obtain additional financing on commercially acceptable terms. Our ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as our business performance. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, our access to additional financing may be affected. This may be further complicated by the limited market liquidity for shares of smaller companies such as us, restricting access to some institutional investors. Due to uncertainty in the capital markets, we may from time to time have restricted access to capital and increased borrowing costs. To the extent that external sources of capital become limited, unavailable, or available on onerous terms, our ability to make capital investments and maintain existing assets may be impaired, and our assets, liabilities, business, financial condition, results of operations and prospects may be affected materially and adversely as a result.

We, along with all other companies, may face reduced cash flow and restricted access to capital if the global economic situation deteriorates. A prolonged period of adverse market conditions may impede our ability to grow and complete additional acquisitions, if desired. In addition, a prolonged period of adverse market conditions may impede our ability to service any of our loans or arrange alternative financing when the existing loans become due. In each case, our business, financial condition, results of operations and prospects would be adversely affected.

We lack meaningful historical financial data due to our limited operating history.

We announced our focus in the DeFi industry on January 19, 2021. Our limited operating history and the lack of meaningful historical financial data makes it difficult to fully evaluate our prospects. To the extent that we can execute our business plan, our business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in program development and possible cost overruns. Investment in our securities is highly speculative given the nature of our business.

Our success will depend on many factors, including some which may be beyond our control or which cannot be accounted for at this time, such as the market’s acceptance of the products of our investee companies, the emergence of potential competitors, and changes in economic conditions. For the reasons discussed in this section and elsewhere in this AIF, it is possible that we may not generate revenues or profits in the foreseeable future or at all.

We will likely require additional financing.

We anticipate ongoing requirements for funds to support our growth and may seek to obtain additional funds for these purposes through public or private equity, or debt financing. There are no assurances that additional funding will be available on acceptable terms, at an acceptable level or at all. Any additional equity financing may cause shareholders to experience dilution, and any debt financing would result in interest expense and possible restrictions on our operations or ability to incur additional debt. Any limitations on our ability to access the capital markets for additional funds could have a material adverse effect on our ability to grow our investment portfolio.

We operate in a highly competitive industry and we compete against unregulated or less regulated companies and companies with greater financial and other resources, and our business, operating results, and financial condition may be adversely affected if we are unable to respond to our competitors effectively.

The cryptoeconomy is highly innovative, rapidly evolving, and characterized by healthy competition, experimentation, frequent introductions of new products and services, and subject to uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing products. Our Valour Asset Management and Valour Infrastructure business lines compete against several companies and expect that we will face even more competition in the future. These competitors could have various competitive advantages over us, including but not limited to:

•	greater name recognition, longer operating histories, and larger market shares;

•	larger sales and marketing budgets and organizations;

•	more established marketing, banking, and compliance relationships;

•	greater resources to make acquisitions;

•	lower labor, compliance, risk mitigation, and research and development costs;

•	operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•	substantially greater financial, technical, and other resources.

If we are unable to compete successfully, or if competing successfully requires us to take costly actions in response to the actions of our competitors, our business, operating results, and financial condition could be adversely affected.

Harm to our brand and reputation could adversely affect our business.

Our reputation and brand may be adversely affected by complaints and negative publicity about us, even if factually incorrect or based on isolated incidents. Damage to our brand and reputation may be caused by:

•	cybersecurity attacks, privacy or data security breaches, or other security incidents;

•	complaints or negative publicity about us, our ETPs, our management team, our other employees or contractors or third-party service providers;

•	actual or alleged illegal, negligent, reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors or third-party service providers;

•	unfavorable media coverage;

•	litigation involving, or regulatory actions or investigations into our business;

•	a failure to comply with legal, tax and regulatory requirements;

•	any perceived or actual weakness in our financial strength or liquidity;

•	any regulatory action that results in changes to or prohibits certain lines of our business;

•	a failure to operate our business in a way that is consistent with our values and mission;

•	a sustained downturn in general economic conditions; and

•	any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public’s perception of us or our industry as a whole.

Our revenue and cash flow are generated primarily from financing activities which creates liquidity risks.

Our revenue and cash flow are generated primarily from financing activities, proceeds from the disposition of investments, management fees of ETPs and staking and lending activities of cryptocurrencies and DeFi protocol tokens. The availability of these sources of income and the amounts generated from these sources depend upon various factors, many of which are outside of our direct control. Our liquidity and operating results may be adversely affected if its access to the capital markets is hindered, whether as a result of a downturn in the market conditions generally or to matters specific to us, if the value of our investments decline, resulting in losses upon disposition, if there is low demand for our ETPs, resulting in lack of management fees received, and if rates provided by counterparties for staking and lending decrease.

We may not be able to acquire sufficient insurance.

We intend to insure our operations in accordance with technology industry practice. However, given the novelty of cryptocurrency mining and associated businesses, such insurance may not be available, may be uneconomical for us, or the nature or level may be insufficient to provide adequate insurance cover. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on us.

We are dependent on our management personnel.

We are dependent upon the efforts, skill and business contacts of key members of management, the Board and the Advisory Board, for among other things, the information and deal flow they generate during the normal course of their activities and the synergies that exist amongst their various fields of expertise and knowledge. Accordingly, our success may depend upon the continued service of these individuals who are not obligated to remain our consultants. The loss of the services of any of these individuals could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow existing assets and raise additional funds in the future.

It is not certain that we will succeed in managing our growth.

Significant growth in the business, as a result of acquisitions or otherwise, could place a strain on our managerial, operational and financial resources and information systems. Future operating results will depend on the ability of senior management to manage rapidly changing business conditions, and to implement and improve our technical, administrative and financial controls and reporting systems. No assurance can be given that we will succeed in these efforts. The failure to effectively manage and improve these systems could increase costs, which could have a materially adverse effect on our operating results and overall performance.

Conflicts of interest may arise.

Certain current or future directors and officers of us and our subsidiaries may be shareholders, directors and officers of other companies that may operate in the same sectors as the Company. Such associations may give rise to conflicts of interest from time to time. Our directors and officers are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director in such conflict is required under the applicable corporate laws to disclose his or her interest and to abstain from voting on such matter.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this registration statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our consolidated financial statements, which are filed with this registration statement on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and practices prescribed by the SEC. Therefore, such financial statements may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, we hereby incorporate by reference Exhibits 99.1 through 99.198 inclusive, as set forth in the Exhibit Index attached hereto. The documents filed or incorporated by reference as Exhibits contain all information material to an investment decision that we, since January 1, 2020: (i) made or were required to make public pursuant to the laws of any Canadian jurisdiction; (ii) filed or were required to file with the TSX Venture Exchange (the “TSXV”) or the NEO Exchange (the “NEO”) and which was made public by the TSXV or the NEO, as applicable; or (iii) distributed or were required to distribute to its security holders. In accordance with General Instruction D.(9) of Form 40-F, we have filed the written consent of our former auditor as Exhibit 99.219 and of our current auditor as Exhibit 99.220, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of our securities may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure containing a description of the securities to be registered is included under the heading “Description of Share Capital” in the our Annual Information Form for the financial year ended December 31, 2021, attached hereto as Exhibit 99.190.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of December 31, 2021, information with respect to our known contractual obligations (in Canadian dollars):

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations	NIL	NIL	NIL	NIL	NIL
Capital (finance) lease obligations	NIL	NIL	NIL	NIL	NIL
Operating lease obligations	NIL	NIL	NIL	NIL	NIL
Purchase obligations	1,274,675	1,274,675	NIL	NIL	NIL
Other long-term liabilities (bonds, debentures, etc.)	NIL	NIL	NIL	NIL	NIL
Total	1,274,675	1,274,675	NIL	NIL	NIL

NASDAQ CORPORATE GOVERNANCE

Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of certain of the requirements of the Rule 5600 Series. A foreign private issuer that follows a home country practice in lieu of one or more provisions of the Rule 5600 Series shall disclose in its registration statement related to its initial public offering or first U.S. listing on Nasdaq, or on its website, each requirement of the Rule 5600 Series that it does not follow and describe the home country practice followed by the issuer in lieu of those requirements.

We do not follow Rule 5620(c), but instead follow our home country practice. The Nasdaq minimum quorum requirement under Rule 5620(c) for a meeting of shareholders is 33.33% of the outstanding common shares. Our bylaws provide that two persons present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder entitled to vote at the meeting shall be a quorum at any meeting of the shareholders. The foregoing is consistent with the laws, customs and practices in Canada.

UNDERTAKING

We undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an Annual Report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

We have filed with the Commission a Form F-X. Any change to the name or address of our agent and service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this registration statement:

Exhibit	Description
99.1*	News release dated February 14, 2020
99.2*	Form 13-502F1 Class 1 and Class 3B Reporting Issuers-Participation Fee Management Certification dated February 26, 2020
99.3*	Routemaster Capital Inc. Financial Statements for the years ended December 31, 2018 and December 31, 2019
99.4*	Routemaster Capital Inc. Management’s Discussion and Analysis for the year ended December 31, 2019 dated February 26, 2020
99.5*	Form 52-109FV1 Certification of Annual Filings dated February 26, 2020 (CEO)
99.6*	Form 52-109FV1 Certification of Annual Filings dated February 26, 2020 (CFO)
99.7*	News release dated March 10, 2020
99.8*	Form 51-102F3 Material Report Change dated March 12, 2020
99.9*	Routemaster Capital Inc. Condensed Interim Financial Statements for the three months ended March 31, 2020 and 2019 dated April 24, 2020
99.10*	Routemaster Capital Inc. Management’s Discussion and Analysis three months ended March 31, 2020 dated April 24, 2020
99.11*	Form 52-109FV2 Certification of Interim Filings dated April 24, 2020 (CEO)
99.12*	Form 52-109FV2 Certification of Interim Filings dated April 24, 2020 (CFO)
99.13*	News release dated May 4, 2020
99.14*	News release dated June 17, 2020
99.15*	News release dated June 26, 2020
99.16*	News release dated July 23, 2020
99.17*	News release dated July 24, 2020
99.18*	News release dated July 24, 2020
99.19*	National Instrument 62-103 Appendix E Form 62-103F1 dated July 24, 2020
99.20*	National Instrument 62-103 Appendix E Form 62-103F1 dated July 24, 2020
99.21*	Form 51-102F3 Material Change Report dated July 24, 2020
99.22*	Routemaster Capital Inc. Condensed Interim Financial Statements for the three and six months ended June 30, 2020 and 2019 dated July 31, 2020
99.23*	Routemaster Capital Inc Management’s Discussion and Analysis for three and six months ended June 30, 2020 dated July 31, 2020
99.24*	Form 52-109FV2 Certification of Interim Filings dated July 31, 2020 (CEO)
99.25*	Form 52-109FV2 Certification of Interim Filings dated July 31, 2020 (CFO)
99.26*	News release dated September 11, 2020
99.27*	Form 51-102F3 Material Change Report dated September 15, 2020
99.28*	Royalty Purchase Agreement between Routemaster Capital Inc and 2776234 Ontario Inc. dated September 11, 2020
99.29*	News release dated October 6, 2020
99.30*	News release dated October 7, 2020
99.31*	Routemaster Capital Inc. Condensed Interim Financial Statements for the three months ended September 30, 2020 and 2019 dated October 30, 2020
99.32*	Routemaster Capital Inc Management’s Discussion and Analysis for three and nine months ended September 30, 2020 dated October 30, 2020
99.33*	Form 52-109FV2 Certification of Interim Filings dated October 30, 2020 (CEO)
99.34*	Form 52-109FV2 Certification of Interim Filings dated October 30, 2020 (CFO)
99.35*	News release dated November 16, 2020
99.36*	News release dated November 18, 2020
99.37*	Form 51-102F3 Material Change Report dated November 24, 2020
99.38*	News release dated November 26, 2020
99.39*	News release dated December 10, 2020
99.40*	News release dated December 29, 2020
99.41*	News release dated December 30, 2020

Exhibit	Description
99.42*	Form 51-102F3 Material Change Report dated December 30, 2020
99.43*	News release dated January 4, 2021
99.44*	News release dated January 8, 2021
99.45*	Notice of Meeting and Record Date dated January 11, 2021
99.46*	News release dated January 12, 2021
99.47*	News release dated January 14, 2021
99.48*	News release dated January 19, 2021
99.49*	News release dated January 27, 2021
99.50*	News release dated January 28, 2021
99.51*	Notice of Meeting dated January 29, 2021
99.52*	Management Information Circular dated February 1, 2021
99.53*	Form of Proxy dated February 1, 2021
99.54*	News release dated February 3, 2021
99.55*	TSX Trust Company Memo dated February 5, 2021
99.56*	Form 51-102F3 Material Change Report dated February 8, 2021
99.57*	News release dated February 12, 2021
99.58*	News release dated February 16, 2021
99.59*	Form 51-102F3 Material Change Report dated February 16, 2021
99.60*	News release dated February 18, 2021
99.61*	News release dated February 24, 2021
99.62*	News release dated February 26, 2021
99.63*	Articles of Amendment of Routemaster Capital Inc. dated February 26, 2021
99.64*	News release dated March 2, 2021
99.65*	News release dated March 9, 2021
99.66*	News release dated March 12, 2021
99.67*	Form 51-102F3 Material Change Report dated March 16, 2021
99.68*	News release dated March 19, 2021
99.69*	News release dated March 22, 2021
99.70*	News release dated March 23, 2021
99.71*	Form 45-106F1 Report of Exemption Distribution dated March 23, 2021
99.72*	News release dated March 25, 2021
99.73*	Form 13-502F1 Class 1 and Class 3B Reporting Issuers-Participation Fee dated March 31, 2021
99.74*	Management Discussion and Analysis for year ended December 31, 2020 dated March 31, 2021
99.75*	Form 52-109F1 Certification of Annual Filings Full Certificate dated March 31, 2021 (CEO)
99.76*	Form 52-109F1 Certification of Annual Filings Full Certificate dated March 31, 2021 (CFO)
99.77*	Annual Information Form for the financial year ended December 31, 2020 dated March 31, 2021
99.78*	Audited Annual Financial Statements dated March 31, 2021
99.79*	News release dated April 1, 2021
99.80*	News release dated April 1, 2021
99.81*	News release dated April 7, 2021
99.82*	News release dated April 9, 2021
99.83*	Form 51-102F4 Business Acquisition Report dated April 9, 2021
99.84*	Form 51-102F3 Material Change Report dated April 9, 2021
99.85*	News release dated April 14, 2021
99.86*	News release dated April 19, 2021
99.87*	News release dated April 21, 2021
99.88*	News release dated April 22, 2021
99.89*	News release dated April 23, 2021
99.90*	News release dated April 23, 2021
99.91*	News release dated May 12, 2021
99.92*	News release dated May 14, 2021
99.93*	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021 and 2020 dated May 14, 2021
99.94*	Management’s Discussion and Analysis for the three months ended March 31, 2021 dated May 14, 2021

Exhibit	Description
99.95*	Form 52-109F2 Certification of Interim Filings dated May 14, 2021 (CEO)
99.96*	Form 52-109F2 Certification of Interim Filings dated May 14, 2021 (CFO)
99.97*	News release dated May 18, 2021
99.98*	News release dated May 20, 2021
99.99*	News release dated June 1, 2021
99.100*	News release dated June 8, 2021
99.101*	News release dated June 14, 2021
99.102*	News release dated June 16, 2021
99.103*	News release dated July 6, 2021
99.104*	News release dated July 20, 2021
99.105*	Notice of the Meeting and Record date dated July 26, 2021
99.106*	News release dated August 3, 2021
99.107*	Form 51-102F4 Business Acquisition Report dated August 9, 2021
99.108*	News release dated August 9, 2021
99.109*	News release dated August 12, 2021
99.110*	Change of Auditor Notice dated August 13, 2021
99.111*	Letter from Successor Auditor dated August 13, 2021
99.112*	Letter from Former Auditor dated August 13, 2021
99.113*	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2021 and 2020 dated August 13, 2021
99.114*	Management’s Discussion and Analysis for three and six months ended June 30, 2021 dated August 13, 2021
99.115*	Form 52-109F2 Certification of Interim Filings dated August 13, 2021 (CEO)
99.116*	Form 52-109F2 Certification of Interim Filings dated August 13, 2021 (CFO)
99.117*	News release dated August 16, 2021
99.118*	Notice of Meeting dated August 15, 2021
99.119*	Management Information Circular
99.120*	News release dated August 16, 2021
99.121*	News release dated August 19, 2021
99.122*	TSX Trust Company Memo dated August 23, 2021
99.123*	News release dated August 24, 2021
99.124*	News release dated August 31, 2021
99.125*	News release dated September 7, 2021
99.126*	News release dated September 8, 2021
99.127*	News release dated September 13, 2021
99.128*	News release dated September 13, 2021
99.129*	News release dated September 16, 2021
99.130*	News release dated September 20, 2021
99.131*	News release dated October 4, 2021
99.132*	News release dated October 5, 2021
99.133*	Notice of Meeting and Record Date dated October 13, 2021
99.134*	News release dated October 15, 2021
99.135*	News release dated October 18, 2021
99.136*	News release dated October 19, 2021
99.137*	News release dated October 26, 2021
99.138*	News release dated October 28, 2021
99.139*	Notice of Meeting dated October 27, 2021
99.140*	Management Information Circular dated October 27, 2021
99.141*	Form of Proxy dated October 28, 2021
99.142*	News release dated November 1, 2021
99.143*	News release dated November 2, 2021
99.144*	News release dated November 3, 2021
99.145*	Notice of Mailing dated November 4, 2021
99.146*	News release dated November 10, 2021
99.147*	News release dated November 11, 2021

Exhibit	Description
99.148*	News release dated November 12, 2021
99.149*	News release dated November 15, 2021
99.150*	News release dated November 15, 2021
99.151*	Condensed and Consolidated Interim Financial Statements for the three and nine months ended September 30, 2021 and 2020
99.152*	Management’s discussion and analysis for the three and nine months ended September 30, 2021
99.153*	Form 52-109F2 Certification of Interim Filings dated November 15, 2021 (CFO)
99.154*	Form 52-109F2 Certification of Interim Filings dated November 15, 2021 (CEO)
99.155*	News release dated November 16, 2021
99.156*	News release dated November 18, 2021
99.157*	News release dated November 22, 2021
99.158*	News release dated November 29, 2021
99.159*	News release dated December 1, 2021
99.160*	News release dated December 7, 2021
99.161*	News release dated December 13, 2021
99.162*	News release dated December 15, 2021
99.163*	News release dated December 16, 2021
99.164*	News release dated January 5, 2022
99.165*	News release dated January 12, 2022
99.166*	News release dated January 19, 2022
99.167*	News release dated January 19, 2022
99.168*	News release dated January 24, 2022
99.169*	News release dated January 25, 2022
99.170*	News release dated January 25, 2022
99.171*	News release dated January 26, 2022
99.172*	News release dated February 1, 2022
99.173*	News release dated February 2, 2022
99.174*	News release dated February 14, 2022
99.175*	News release dated February 16, 2022
99.176*	News release dated February 17, 2022
99.177*	News Release dated February 28, 2022
99.178*	News Release dated March 1, 2022
99.179*	Notice of Meeting and Record Date dated March 4, 2022
99.180*	News Release dated March 8, 2022
99.181*	News Release dated March 10, 2022
99.182*	News Release dated March 18, 2022
99.183*	News Release dated March 21, 2022
99.184*	News Release dated March 25, 2022
99.185*	News Release dated March 30, 2022
99.186*	Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee)
99.187*	Consolidated Financial Statements for the Years Ended December 31, 2021 and 2020
99.188*	Form 13-502F1 (Class 1 and 3B Reporting Issuers - Participation Fee)
99.189*	Management’s Discussion and Analysis for the Financial Year Ended December 31, 2021
99.190*	Annual Information Form for the Financial Year Ended December 31, 2021
99.191*	Form 52-109F2 Certification of Interim Filings dated March 31, 2022 (CFO)
99.192*	Form 52-109F2 Certification of Interim Filings dated March 31, 2022 (CEO)
99.193*	News Release dated April 1, 2022
99.194*	News Release dated April 4, 2022
99.195*	News Release dated April 5, 2022
99.196*	News Release dated April 6, 2022
99.197*	Notice of Meeting and Record Date dated April 1, 2022
99.198*	News Release dated April 8, 2022

Exhibit	Description
99.199	News Release dated April 11, 2022
99.200	Voting Instruction Form dated April 13, 2022
99.201	Notice of Annual and Special Meeting of Common Shareholders dated April 7, 2022
99.202	Management Information Circular dated April 7, 2022
99.203	Form of Proxy dated April 13, 2022
99.204	Notice of Mailing dated April 18, 2022
99.205	News Release dated April 19, 2022
99.206	News Release dated May 2, 2022
99.207	News Release dated May 9, 2022
99.208	News Release dated May 9, 2022
99.209	Condensed and Consolidated Interim Financial Statements for the Three Months Ended March 31, 2022 and 2021
99.210	Management’s Discussion and Analysis for the Three Months ended March 31, 2022
99.211	52-109F2 - Certification of interim filings - CFO (E) dated May 16, 2022
99.212	52-109F2 - Certification of interim filings - CEO (E) dated May 16, 2022
99.213	News Release dated May 17, 2022
99.214	News Release dated May 23, 2022
99.215	News Release dated May 26, 2022
99.216	News Release dated June 1, 2022
99.217	Certificate of Amendment of Valour Inc. dated June 1, 2022
99.218	Articles of Amendment of Valour Inc. dated June 1, 2022
99.219	Consent of McGovern Hurley LLP, dated June 6, 2022
99.220	Consent of RSM Canada LLP, dated June 6, 2022
* Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Valour Inc.

Date: June 6, 2022	By:	/s/Russell Starr
Russell Starr
Chief Executive Officer and Executive Chairman